Exhibit 99.1

Scorpio Tankers Announces Sale and Leaseback Agreements for Five 2012 Built MR Product Tankers
MONACO, Sept. 28, 2017 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio Tankers” or the “Company”) announced today that it has agreed to sell and leaseback five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet, and STI Onyx) to Bank of Communications Financial Leasing Co., Ltd. As of today, three of the five transactions have been completed, which has increased the Company’s liquidity by approximately $21 million in aggregate after the repayment of the outstanding debt.
The sales price for each vessel is $27.5 million, and the Company will bareboat charter-in the vessels for a period of seven years at $9,025 per day per vessel. The Company also has three one-year options to extend the bareboat charter agreements beyond the initial term. In addition, Scorpio Tankers has purchase options beginning at the end of the fifth year and until the end of the agreements.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 106 product tankers (38 LR2 tankers, 12 LR1 tankers, 42 MR tankers, 14 Handymax tankers) with an average age of 2.2 years and time or bareboat charters-in 19 product tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers). The Company has contracted for three newbuilding MR product tankers, which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Scorpio Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond management’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Scorpio Tankers undertakes no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the Company’s operations, risks relating to the merger with Navig8 Product Tankers Inc (“NPTI”) including the integration of NPTI’s operations and the possibility that the anticipated synergies and other benefits of the acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger and the related transactions, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers' filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616